375 Water Street, Suite 645
Vancouver, BC, V6B5C6, Canada
Telephone (604) 453-4870

January 22, 2010

VIA EDGAR

Ms. Ta Tanisha Meadows
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Live Current Media Inc.
Amendment No. 1 to Current Report on Form 8-K
Filing Date: January 21, 2010
File No.:  0-29929

Dear Ms. Meadows:

This letter is in response to your telephone conference with our outside legal counsel, Mary Ann Sapone, about the following sentence that appeared in paragraph 4 of Amendment No. 1 to the Current Report on Form 8-K which states:

During the Company’s fiscal years ended December 2008 and 2007 and through the most recent interim period, there were two “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (the “Reportable Events”).

The phrase “the most recent interim period” refers to the period from October 2, 2009 through the date that we dismissed Ernst & Young, which was December 16, 2009.  As you know, the original filing was made on December 22, 2009 and, in that context, we believe the disclosure is adequate since Amendment No. 1 speaks as of that date.

In making this response to your comment we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comment.  If you have further comments, we ask that you forward them by facsimile to Mary Ann Sapone, Esq. of Richardson & Patel LLP at (310) 208-1154.  Ms. Sapone’s direct telephone number is (707) 937-2059.

Very truly yours,

LIVECURRENT MEDIA INC.

By:/s/ C. Geoffrey Hampson
C. Geoffrey Hampson, Chief Financial Officer